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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8-67555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

__8540 Colonnade Center Drive, Suite 401__
(No. and Street)

__Raleigh__   __North Carolina__   __27615__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Lance Baker__   __(919) 846-2324__
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Arthur F. Bell, Jr. & Associates, L.L.C.__
(Name – *if individual, state last, first, middle name*)

__201 International Circle, Suite 400__   __Hunt Valley,__   __Maryland__   __21030__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ Lance Baker _____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ Hatteras Capital Distributors, LLC _____ , as of _____ December 31 _____ , 20 __ 10 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HATTERAS CAPITAL DISTRIBUTORS, LLC

TABLE OF CONTENTS



201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 28, 2011

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
Cash	$	173,567
Due from affiliates, net		71,718
Service fee receivable		6,354
Prepaid expenses		23,213
Total assets	$	274,852
LIABILITIES		
Accrued expenses	$	57,124
Due to Hatteras Investment Partners, LLC		38,209
Total liabilities		95,333
MEMBERS' CAPITAL		179,519
Total liabilities and members' capital	$	274,852

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

REVENUE	
Investment service fee	$ 195,472
Service fees	2,216,485
Total revenue	2,411,957
EXPENSES	
Payroll and related expenses	1,129,653
Marketing events and materials	237,045
Travel, meals and entertainment	262,259
Commissions expense	17,770
Professional fees	103,127
Regulatory fees and expenses	71,983
Insurance	18,806
Rent	45,643
Office expense	37,319
Depreciation	22,969
Other expenses	46,105
Total expenses	1,992,679
NET INCOME	$ 419,278

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2010

Members' capital, December 31, 2009	$ 164,929
Net income	419,278
Distributions	(404,688)
Members' capital, December 31, 2010	$ 179,519

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2010

Balance at December 31, 2009	$ 0
Increase (decrease)	0
Balance at December 31, 2010	$ 0

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

_____

Cash flows provided by operating activities	
Net income	$ 419,278
Adjustments to reconcile net income to net	
cash provided by operating activities:	
(Increase) in due from affiliates, net	(14,810)
(Increase) in service fee receivable	(6,354)
(Increase) in prepaid expenses	(1,602)
Increase in accounts payable and accrued expenses	6,404
Increase in due to Hatteras Investment Partners, LLC	38,209
Net cash provided by operating activities	441,125
Cash flows used in financing activities	
Distributions paid to Members	(536,370)
Net (decrease) in cash	(95,245)
Cash at beginning of year	268,812
Cash at end of year	$ 173,567

See accompanying notes.

Note 1. ORGANIZATION

Hatteras Capital Distributors, LLC (the "Company") was organized on January 4, 2007 as a limited liability company under the laws of the state of North Carolina. The Company provides investment services to investors as a fully disclosed broker-dealer. The Company is licensed to operate in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The Company is registered and regulated by the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not hold funds or securities for customers and does not perform custodial functions related to customer securities.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash

The Company maintains cash deposits with RBC Bank. At times, these balances may be in excess of federally insured limits. As such, in the event of RBC Bank's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

C. Income Taxes

The Company prepares and files calendar year U.S. and applicable state information tax returns and reports to its members their allocable share of the Company's taxable income.

The Company applies the provisions of Codification Topics 740, *Income Taxes*; and 835, *Interest*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Managing Members have concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2010. The 2007 through 2010 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Allocation of Income and Loss

Income or loss of the Company is allocated based on defined percentages and other agreements entered into among the Members.

E. Members

The Managing Members of the Company are David B. Perkins and Robert L. Worthington, who conduct and manage the business of the Company. At December 31, 2010, the Managing Members' and Non-Managing Members' capital balances are $156,047 and $23,472, respectively. Members are generally not individually liable for any debts, liabilities, contracts or obligations of the Company.

Note 3. RELATED PARTY TRANSACTIONS

The Company has a Fee Allocation Agreement with Hatteras Capital Investment Partners, LLC ("HCIP") as the General Partner of Hatteras Late Stage VC Fund I, L.P. ("LSVC"), and Hatteras Capital Investment Management, LLC ("HCIM"), the Investment Manager of LSVC. As provided in the Fee Allocation Agreement, the Company will act as the placement agent of, and provider of investors services to, LSVC. As compensation for performing such services, LSVC pays the Company a quarterly Investor Service Fee of one-quarter of 0.75% of the original Committed Capital (as defined in LSVC's Confidential Private Placement Memorandum) of LSVC less the cost basis of the portfolio securities sold, distributed or written-off after the Investment Period. The Investor Service Fee is payable in advance on the first business day of the calendar quarter. HCIP may enter into side letter agreements with certain investors of LSVC that may entitle the Company to a different Investor Service Fee. During the year ended December 31, 2010, HCIP had in effect one side letter agreement for which the Company receives a quarterly Investor Service Fee of one-quarter of 0.60% of the investor's original Committed Capital. For the year ended December 31, 2010, the Company received total Investor Service Fees of $195,472 from LSVC.

The Company has a Fund Servicing Agreement with Hatteras Investment Partners, LLC (HIP), an affiliate of the Company. Under the Fund Servicing Agreement, HIP has engaged the Company to provide services on behalf of Hatteras Multi-Strategy 3C-1, LP, Hatteras Multi-Strategy Fund, LP, Hatteras Multi-Strategy Institutional Fund, LP, Hatteras Multi-Strategy Offshore, Ltd., Hatteras Multi-Strategy TEI Fund, LP, and Hatteras Multi-Strategy TEI Institutional Fund, LP (collectively, the "Multi-Strategy Funds"). HIP serves as the General Partner and/or the Investment Manager of the Multi-Strategy Funds. As provided in the Fund Servicing Agreement, the Company will assist with communication with the investors in the Multi-Strategy Funds, maintenance of fund records, and provide various other services related to the Multi-Strategy Funds' operations. As compensation for performing such services, HIP pays the Company a Service Fee at an annualized rate of 0.10% of the aggregate net assets of the Multi-Strategy Funds (as defined in the Multi-Strategy Funds' offering documents). The Service Fee is payable monthly, in arrears, within thirty days following the end of each calendar month, and shall be calculated based on the aggregate net assets of each Multi-Strategy Fund, as of the last business day of such calendar month (before taking into account any management fees payable, directly or indirectly, by each Multi-Strategy Fund to HIP). For the year ended December 31, 2010, the Company earned total Service Fees of $1,457,751 from HIP, of which $129,659 is due to the Company from HIP at December 31, 2010.

Note 3.   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company is the distributor for the Hatteras Alternative Mutual Funds Trust which is comprised of Hatteras Alpha Hedged Strategies Fund and Hatteras Beta Hedged Strategies Fund, (collectively, the "HAMF Funds") pursuant to a Distributor Agreement between the Company and the HAMF Funds (formerly known as AIP Alternative Strategies Funds). Distribution and sales fees from the HAMF Funds range from 0% to 2% of the applicable investors' contributions or monthly balances. Pursuant to an Administrative Services Agreement between Hatteras Alternative Mutual Funds, LLC ("HAMF", the Investment Adviser to the HAMF Funds) HCIM provides certain administrative services to the investors in the HAMF Funds. As part of HCIM providing administrative services to the HAMF Funds, HCIM has entered into a Fund Servicing Agreement with the Company for the Company to provide certain investor services to the HAMF Funds. As provided in the Fund Servicing Agreement, the Company will assist with communication with the investors in the HAMF Funds, maintenance of fund records, and provide various other services related to the HAMF Funds' operations. As compensation for performing such services, HCIM pays the Company a Service Fee at an annualized rate of 0.25% of the aggregate net assets of the HAMF Funds (as defined in the HAMF Funds' offering documents). The Service Fee is payable monthly, in arrears, within thirty days following the end of each calendar month, and shall be calculated based on the aggregate net assets of each HAMF Fund, as of the last business day of such calendar month (before taking into account any management fees payable, directly or indirectly, by each HAMF Fund to HAMF). For the year ended December 31, 2010, the Company earned no distribution or sales fees from the HAMF Funds. For the year ended December 31, 2010, the Company earned total Service Fees of $733,012 from HCIM, of which $70,272 is due to the Company from HCIM at December 31, 2010. The amount due from HCIM was received by the Company on January 28, 2011.

The Company is the selling agent or distributor for Hatteras Ramius Advantage Fund and Hatteras Ramius Advantage Institutional Fund (collectively, the "Advantage Funds"). The Company assesses sale or distribution fees equal to 0% to 2% on applicable investor capital contributions or monthly capital balances. The Company also provides certain investor services to the Advantage Funds through a Fund Servicing Agreement with HCIM, the Investment Manager for the Advantage Funds. As compensation for providing investor services to the Advantage Funds, the Company receives a monthly Service Fee at an annualized rate of 0.10% of the aggregate net assets of the Advantage Funds. For the year ended December 31, 2010, the Company earned no distribution or sales fees from the Advantage Funds. For the year ended December 31, 2010, the Company earned service fees of $13,595 from HCIM of which $1,446 is due to the Company from HCIM at December 31, 2010. The amount due from HCIM was received by the Company on January 28, 2011.

The Company has an Expense Sharing Agreement with HIP, with which it shares office facilities. Under the terms of this agreement, the Company was allocated certain expenses paid by HIP generally based on the percentage of time, space and equipment used by certain HIP employees in conducting activities related to the Company. Such expenses allocated from HIP totaled $1,803,568 and are included in marketing events and materials; travel, meals and entertainment; payroll and related expenses; professional fees; regulatory fees and expenses; insurance; rent; office expense; depreciation; and other expenses in the accompanying Statement of Operations. At December 31, 2010, the Company owes HIP $167,868 related to the Expense Sharing Agreement and such amount has been netted against the $129,659 due to the Company from HIP related to the aforementioned Fund Servicing Agreement. The net $38,209 due to HIP is included in Due to Hatteras Investment Partners, LLC in the Statement of Financial Condition. Such net amount due to HIP was paid by the Company on January 28, 2011.

Note 3. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company contributes five percent of its annual net income, along with HIP, HCIM and HCIP, to an employee benefit plan sponsored by HIP. For the year ended December 31, 2010, the Company accrued profit sharing expense of $22,067 related to the employee benefit plan sponsored by HIP. Such amount is included in Accrued Expenses in the Statement of Financial Condition and Other Expenses in the Statement of Operations.

Note 4. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2010, the Company has net capital of $58,234, which is $51,878 in excess of its required net capital of $6,356. The Company's percentage of aggregate indebtedness to net capital is 164%.

Note 5. CONTINGENCY

The Company and certain of its members are currently named as a defendant in a lawsuit brought by a former member. The former member alleges, among other things, that he was wrongly removed as a member of the Company in 2008, and that he did not consent to the addition of new members during the year. The Company believes the suit is without merit and intends to vigorously defend its position. Since the Company believes the likelihood of the former member prevailing is low, and that any remedy awarded the plaintiff would most likely involve the re-distribution of distributions previously made, no accrual has been made for any potential loss from this litigation.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, the date the financial statements were issued, and determined there were no other subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

HATTERAS CAPITAL DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Total Members' capital	$	179,519
Deduct items not allowable for net capital		
Non-allowable assets from statement of financial condition		
Due from affiliates, net		(71,718)
Service fees receivable		(6,354)
Prepaid expenses		(23,213)
Other deductions and/or charges		(20,000)
Net capital	$	58,234
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1., below)	$	6,356
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	58,234
Minimum net capital requirement		6,356
Excess net capital	$	51,878
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	48,701
Total aggregate indebtedness (total liabilities)	$	95,333
Percentage of aggregate indebtedness to net capital		164%

<u>Statement Pursuant to Paragraph (d) of Rule 17a-5</u>:

The computation of net capital and required net capital stated above, agrees with the Company's computation of net capital and required net capital from the December 31, 2010 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 25, 2011.

Note 1. – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2010 is as follows:

Total liabilities	$	95,333

See accompanying notes to financial statements and independent auditor's report

_____

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Hatteras Capital Distributors, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3,

See accompanying notes to financial statements and independent auditor's report

HATTERAS CAPITAL DISTRIBUTORS, LLC

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL**

For the Year Ended December 31, 2010



ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 ● USA
Tel: 410-771-0001 ● Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Hatteras Capital Distributors, LLC

In planning and performing our audit of the financial statements of Hatteras Capital Distributors, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Hatteras Capital Distributors, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 28, 2011

HATTERAS CAPITAL DISTRIBUTORS, LLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended December 31, 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

___8540 Colonnade Center Drive, Suite 401___
(No. and Street)

___Raleigh___   ___North Carolina___   ___27615___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Lance Baker___   ___(919) 846-2324___
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Arthur F. Bell, Jr. & Associates, L.L.C.___
(Name – if individual, state last, first, middle name)

___201 International Circle, Suite 400___   ___Hunt Valley,___   ___Maryland___   ___21030___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Lance Baker_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____Hatteras Capital Distributors, LLC_____ , as of _____December 31_____ , 20 ___10___ ,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CATHERINE L LANKFORD
NOTARY PUBLIC
ORANGE COUNTY NC

_____
Signature

My Commission Expires 08/01/2014

Member / CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HATTERAS CAPITAL DISTRIBUTORS, LLC

TABLE OF CONTENTS



ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 ● USA
Tel: 410-771-0001 ● Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Members
Hatteras Capital Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Hatteras Capital Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register of the Company noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing income from registered investment companies noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no such overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 28, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended DECEMBER 31 , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

HATTERAS CAPITAL DISTRIBUTORS
8540 COLONNADE CENTER DR #401
RALEIGH, NC 27615

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LANCE BAKER   919 846 2324

2. A. General Assessment (item 2e from page 2)	$	4 212.37
B. Less payment made with SIPC-6 filed (exclude interest)	(	2 067.75)
7-10-2011		
Date Paid		
C. Less prior overpayment applied	(	)
D. Assessment balance due or (overpayment)		2 144.62
E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)	$	2 144.62
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	2 144.62
H. Overpayment carried forward	$(	)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HATTERAS CAPITAL DISTRIBUTORS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 25th day of FEBRUARY , 20 11 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 20 10
and ending DECEMBER 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2 411 956

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   2 411 956

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   727 008

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   727 008

2d. SIPC Net Operating Revenues $ 1 684 948

2e. General Assessment @ .0025 $ 4 212 . 37

(to page 1, line 2.A.)

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